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Ms. Suzanne Hayes

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Phathom Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted on July 26, 2019

CIK No. 0001783183

Dear Ms. Hayes:

We are in receipt of the Staff’s letter dated August 22, 2019 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Phathom Pharmaceuticals, Inc. (“Phathom” or the “Company”) as set forth below in connection with submitting an amendment to the Registration Statement (the “Amended Registration Statement”). For your convenience, we are providing by overnight delivery a courtesy package that includes a copy of the Amended Registration Statement, which has been marked to show changes from the initial submission, as well as a copy of this letter.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Draft Registration Statement on Form S-1

          Overview, page 1

1.

We note your disclosure that you believe you can leverage Takeda’s clinical data to rapidly advance vonoprazan through pivotal trials in the United States and Europe. Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in commercializing your product candidate in a rapid or accelerated manner as such statements are speculative.

Phathom’s Response: The Company has revised the disclosure on pages 1, 3, 6, 102, 103 and 105 of the Amended Registration Statement in response to the Staff’s comment.

August 30, 2019

2.

We note your disclosure that you plan to initiate two pivotal Phase 3 clinical trials in the fourth quarter of 2019 for vonoprazan. Please revise to disclose that you will need to submit investigational new drug applications to the FDA before you can begin those trials as discussed in the risk factor on page 15, that the FDA may not accept or view the clinical trial results from Takeda or independent investigators in Japan as sufficient to allow you to advance to Phase 3 trials as discussed in your risk factor on page 18 and may require you to conduct additional trials and that the FDA may not accept the results of your planned Phase 3 trials since they will be conducted outside of the United States as discussed in the risk factor on page 26.

Phathom’s Response: The Company has revised the disclosure throughout the Amended Registration Statement, including on pages 1, 19, 88, 102 and 105, to reflect that the Company submitted investigational new drug applications (“INDs”) to the FDA in August 2019 and that acceptance of such INDs is required prior to commencement of the Company’s planned Phase 3 clinical trials. The Company advises the Staff that these INDs will either be accepted by the FDA or the Company will receive further feedback from the FDA prior to the launch of its planned initial public offering (“IPO”), and the Company will further update its disclosure based on such outcome in a future amendment to the Amended Registration Statement. In addition, the Company has revised the risk factor disclosure on pages 18 and 19 of the Amended Registration Statement to clarify the Company’s belief that the FDA’s acceptance of the Takeda and other third party clinical trial results for vonoprazan (as opposed to acceptance of the INDs themselves) is a regulatory review issue in connection with marketing approval, and not a risk with respect to advancing vonoprazan into the planned Phase 3 trials. Specifically, the Company discloses that the FDA, the EMA or other comparable foreign regulatory authorities may require additional clinical trials prior to the Company seeking or obtaining regulatory approval. In addition, the Company respectfully submits to the Staff that the conduct of Phase 3 clinical trials outside of the United States is not uncommon among companies in the pharmaceutical industry, and the Company believes the related risk in doing so does not rise to the level of materiality for an investor when viewing the totality of the prospectus summary business disclosure. However, in response to the Staff’s comment, the Company has expanded the disclosure on page 6 of the Amendment Registration Statement related to this risk.

Our Solution: Vonoprazan, page 3

3.

We note your comparison of vonoprazan to PPIs. Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. Additionally, comparisons to other available treatments require head to head trials. Please delete the statements indicating that vonoprazan has been shown to provide more rapid, potent and durable acid control than PPIs and non-inferiority to lansoprazole. Please replace the statements of efficacy with a discussion of the observations from the trials. If you are relying on head to head trials conducted by Takeda Pharmaceuticals, you may compare the trial observations related to vonoprazan use to the trial observations of the PPI used in the study.

Phathom’s Response: The Company has revised the disclosure throughout the Amended Registration Statement, including on pages 1, 3, 4, 102, 103, and 104, to identify clinical trial observations of vonoprazan versus specific PPIs, in lieu of a broad comparisons to PPIs as a class with respect to potency, durable effects and other efficacy measures, in response to the Staff’s comment.

Vonoprazan Clinical Data, page 3

4.	We note the references to p-values here and elsewhere in the prospectus. Please disclose the meaning and significance of p-values in this section.

August 30, 2019

Phathom’s Response: The Company has revised the disclosure on pages 4 and 104 of the Amended Registration Statement to include a description of the meaning and significance of p-values in response to the Staff’s comment.

Risks Related to Our Business, page 5

5.

Please expand your discussion to disclose that your assumptions about the potential approval of your product candidate are based on the development and commercial experience of vonoprazan in Japan and other Asian countries and trial data collected by Takeda and independent investigators in Japan, which the FDA may not accept, as discussed in your risk factors on pages 15 and 16.

Phathom’s Response: The Company has revised page 6 of the Amended Registration Statement in response to the Staff’s comment.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 7

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Phathom’s Response: Under separate cover, the Company is supplementally providing the Staff with a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that the Company, or anyone authorized to do so on the Company’s behalf presents written communications to potential investors in reliance on Section 5(d) of the Securities Act in the future, the Company will provide to the Staff on a supplemental basis copies of all such written communications. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Amended Registration Statement, as it may be amended from time to time.

MD&A

Liquidity and Capital Resources

Commercial Bank Debt, page 91

7.

We note your disclosure on page 39 that you have agreed not to encumber your intellectual property assets without SVBs prior written consent unless a security interest in the underlying intellectual property is necessary to have a security interest in the accounts and proceeds that are part of the assets securing the Term Loans, in which case your intellectual property will automatically be included within the assets securing the Term Loans. Please revise the disclosure in this section to reflect that.

Phathom’s Response: The Company has revised the disclosure on page 94 of the Amended Registration Statement in response to the Staff’s comment.

August 30, 2019

Common Stock Valuations, page 96

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Phathom’s Response: The Company undertakes to supplementally provide the Staff with the requested information with respect to the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price once an estimated offering price range has been determined.

Fair Value of Warrant Liabilities and Convertible Promissory Note, page 96

9.

You state that if you had made different assumptions including, among others, those related to the timing and probability of various corporate scenarios, discount rates, volatilities and exit valuations, the carrying values of your warrant liabilities and convertible promissory notes could have been significantly different. Please disclose a sensitivity analysis that demonstrates how changes in the key assumptions used would impact your warrant liability and convertible promissory note estimates.

Phathom’s Response: The Company respectfully advises the Staff that the Company has considered guidance in SEC Release No. 33-8350 (the “Release”) with respect to the requirement to disclose a sensitivity analysis of the key assumptions underlying the fair value of warrant liabilities and convertible promissory notes. In particular, the Release sets forth three principal objectives of the MD&A requirements: (1) to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management; (2) to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and (3) to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. The Company does not believe that providing the requested sensitivity analysis will satisfy these principals because: (i) the Company’s management does not assess the fair value of these instruments as part of its ongoing management of the business since the Company expects that all of the convertible notes and substantially all of the warrant liabilities will be settled or no longer be recognized at fair value upon completion of the IPO; and (ii) the sensitivity analysis would not provide investors insights into the likelihood that past performance is indicative of future performance because the future changes in the fair values of the warrant liabilities and convertible promissory notes are expected to be driven by the occurrence and pricing of the IPO and not the financial models previously used to determine the fair value of those instruments prior to the IPO.

The Company also considered Section V of the Release noting that companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors. The Company believes the preparation of a meaningful and reasonable quantitative sensitivity analysis is impractical for the fair value of the warrant liabilities and the convertible promissory notes due to the numerous interrelated inputs that go into the models. These models are highly complex and do not lend themselves to a sensitivity analysis given that a change in one input would potentially require changes in multiple other inputs. Further, as discussed above, any changes in such fair value as a result of using different input factors is not material to an investor in evaluating the Company’s historical or future financial performance as the requirement to mark such liabilities to fair value resulted from such instruments being outstanding prior to the IPO. Specifically, the notes will convert into shares of the Company’s common stock upon the IPO, and the Takeda Warrant liability will become reclassified to stockholders’ equity with a corresponding final adjustment to fair value. Further, the Lender Warrants liability comprises an immaterial amount (approximately $400,000 of $49.6 million, or less than 1%) of the aggregate warrant liabilities as of June 30, 2019, and therefore

August 30, 2019

any sensitivity would not be meaningful to investors. The Company believes the pro forma financial information provided elsewhere in the Amended Registration Statement (including in “Summary Combined Financial Data” on page 81, in “Capitalization” on page 83 and in “Dilution” on page 82) provides meaningful disclosure to investors in lieu of any detailed, complex sensitivity analysis that will be irrelevant to the Company’s financial results moving forward.

Management’s discussion and analysis

Critical Accounting Policies and Significant Judgments and Estimates

In-Process Research and Development, page 96

10.

Please disclose the significant assumptions used to estimate the value of your acquired in- process research and development assets or direct us to existing disclosures. Please disclose a sensitivity analysis that demonstrates how changes in the key assumptions used would impact your acquired in-process research and development asset and related expense estimate.

Phathom’s Response: The Company advises the Staff that the Company concluded that the Takeda License represented in-process research and development assets, and not a business, and therefore the transaction was accounted for as an asset acquisition measured based upon the amount of cash consideration transferred, the fair value of the equity interests issued and the transaction costs incurred in accordance with the provisions of ASC 805-50-30-2. There was no allocation to any other classes of assets since substantially all the value of the transaction related to group of similar in-process research and development assets. As disclosed on page 91 of the Amended Registration Statement, the value of the consideration transferred to Takeda consisted of: (i) $25.0 million of cash paid; (ii) the issuance of 500,000 shares of the Company’s common stock at a fair value of $5.9 million; (iii) the issuance by the Company of the Takeda Warrant at an initial fair value of $47.9 million; (iv) the issuance by the Company of the Takeda Warrant Right, with a nominal initial fair value due to the low probability of issuance; and (v) $0.1 million of transaction costs in connection with the Takeda License. As a result of the common stock and Takeda Warrant components of such consideration, the amount recorded is driven by the assumptions used to value such components. The valuation methodologies used are disclosed under “Change in Fair Value of Warrant Liabilities” and “Common Stock Valuations” on pages 91 and 100 of the Amended Registration Statement, respectively. The Company has, however, revised the disclosure on page 91 of the Amended Registration Statement to make clear the use of such methodologies otherwise described elsewhere in MD&A.

Further, the Company does not believe that providing the requested sensitivity analysis is required under guidance included in the Release because sensitivity related to a one-time transaction does not provide information that allows investors to ascertain the likelihood that past performance is indicative of future financial performance and the Company believes the preparation of a meaningful and reasonable quantitative sensitivity analysis is impractical, as further discussed above in the Company’s response to Comment 9.

Mechanistic Differences Between PPIs and Vonoprazan,

Vonoprazan, page 105

11.

We note your disclosure that vonoprazans differentiated mechanism of action has enabled it to achieve more rapid, potent, and durable anti-secretory effects than PPIs. If this statement is based on the results of the trial comparing vonoprazan to the PPI esomeprazole discussed on page 106, please make that clear. Please avoid making these general statements regarding the efficacy of your product candidate and instead present balanced trial data stating the actual results and quantifying the results as necessary. Additionally, revise the mechanistic and pharmacologic summarization in the table on page 106 to delete the statements indicating efficacy. You may present clinical trial end points and objective data resulting from the trial without concluding efficacy.

August 30, 2019

Phathom’s Response: The Company has revised the disclosure on pages 4 and 110 of the Amended Registration Statement in response to the Staff’s comment.

Clinical Data for Vonoprazan in GERD, page 109

12.

Please delete your statement of belief that the data suggests that vonoprazan has an improved clinical profile over PPIs. Efficacy is within the sole authority of the FDA and similar foreign regulators. You may compare the objective results of the comparative trials without presenting your conclusions regarding efficacy.

Phathom’s Response: The Company has revised the disclosure on page 113 of the Amended Registration Statement in response to the Staff’s comment.

Healing of Erosive Esophagitis Clinical Trials in Japan and Asia, page 109

13.	We note your reference to a Confidence Interval of treatment difference on page 111. Please explain what this means in this section.

Phathom’s Response: The Company has revised the disclosure on page 115 of the Amended Registration Statement in response to the Staff’s comment.

Additional Vonoprazan Development Opportunities

Indications, page 124

14.

Please revise to disclose that two Phase 3 clinical trials of vonoprazan in Japanese patients with endoscopically confirmed NERD conducted by Takeda did not demonstrate a statistically significant difference in symptom scores between vonoprazan and placebo as discussed in your risk factor on page 26.

Phathom’s Response: The Company has revised the disclosure on page 129 of the Amended Registration Statement in response to the Staff’s comment.

License Agreement with Takeda Pharmaceutical Company Limited, page 129

15.

We note your disclosure that you have agreed to make tiered royalty payments at percentages in the very low to mid double digits on net sales of licensed products. Please revise your disclosure to narrow the royalty range to no more than ten percentage points for each tier. For example, you may include a twenty point range if the agreement provides for two tiers.

Phathom’s Response: The Company has revised the disclosure on page 134 of the Amended Registration Statement in response to the Staff’s comment.

August 30, 2019

Description of Capital Stock, page 173

16.

We note that you refer shareholders to, in part, the relevant provisions of the Delaware General Corporation Law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Phathom’s Response: The Company has revised the disclosure on page 181 of the Amended Registration Statement in response to the Staff’s comment.

Choice of Forum, page 177

17.

We note your disclosure that your exclusive forum provision establishing the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation clearly states that it does not apply to actions arising under the Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Phathom’s Response: The Company confirms that its Amended and Restated Certificate of Incorporation to be effective immediately prior to the closing of the IPO, the form of which will be filed in a future amendment to the Amended Registration Statement and the final copy of which will be filed on a Current Report on Form 8-K following the closing of the IPO, will clearly state that the exclusive forum provision does not apply to actions arising under the Exchange Act. The Company has also revised the disclosure on page 186 of the Amended Registration Statement in response to the Staff’s comment.

Combined Statements of Stockholders’ Deficit, page F-5

18.

Please tell us why you do not show any common shares issued for the caption “issuance of common stock to founders” in 2018. We note you present 2,791,364 weighted-average shares outstanding for 2018 on the statements of operations. Refer to ASC 805-50-45-5.

Phathom’s Response: The Company advises the Staff that in accordance with ASC 805-50-45-5 and as disclosed in the notes to the combined financial statements, the Company has retrospectively adjusted the dollar amounts within the 2018 prior period financial statements. With respect to the combined statement of stockholders’ deficit, the Company did not show the issuance of shares of common stock under the caption “issuance of common stock to founders” in 2018 because at that time there was no certificate of incorporation for the combined company; rather, each company subject to the Merger (that is, North Bridge IV, Inc. and YamadaCo IIA, Inc.) had separate outstanding shares of common stock authorized by separate certificates of incorporation. Without a certificate of incorporation of the combined company, the Company did not report any legally authorized or outstanding shares of common stock for 2018. The Company has disclosed within Note 1 of its combined financial statements under the caption “Stock Split and Conversion” details regarding the outstanding shares of North Bridge IV, Inc. and YamadaCo IIA, Inc., the shares issued in the Merger and the related stock split, which the Company believes provides the details required by generally accepted accounting principles.

With respect to the statements of operations, the Company presented the weighted-average shares outstanding for 2018 in order to report retrospectively the financial information – notably, the net loss per share, basic and diluted – as required by ASC 805-50-45-5.

August 30, 2019

General

19.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Phathom’s Response: The Company confirms that the Amended Registration Statement contains all of the graphics, visual and photographic information the Company currently intends to use in the prospectus. If and to the extent that additional graphics, visual or photographic information are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

Please do not hesitate to contact me at (858) 523-3962 with any questions or comments regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Matthew T. Bush
Matthew T. Bush
of LATHAM & WATKINS LLP

Enclosures

cc:	Ibolya Ignat, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Ada Sarmento, Securities and Exchange Commission

David Socks, Phathom Pharmaceuticals, Inc.

Aditya Kohli, Phathom Pharmaceuticals, Inc.

Cheston J. Larson, Latham & Watkins LLP

Anthony A. Gostanian, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Sean M. Clayton, Cooley LLP

Jonie I. Kondracki, Cooley LLP